Buenos Aires, March 3rd, 2026

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Credit rating of the Company

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) in order to inform an improvement in the Company's foreign currency and local long term rating from “B-” to “B” and an improvement in the debt rating from ‘B’ to “B+”, according to the report published by Fitch Ratings. The rating’s perfective was revised from stable to positive.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations